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SEC Mail Processing
FEB 29 2024
Washington, DC

SEC FILE NUMBER
8-50433

ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: APW Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Enterprise Drive, Suite 504
(No. and Street)

| Rockaway | NJ | 07866 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Timothy L. Smith | 973-394-1069 | tim@aurorapw.com |
|---|---|---|
| | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nisivoccia LLP
(Name – if individual, state last, first, and middle name)

| 200 Valley Road, Suite 300 | Mt. Arlington | NJ | 07856 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 11/25/2003 | 942 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Timothy L. Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of APW Capital, Inc., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THEODORE W. HOWELL
NOTARY PUBLIC OF NEW JERSEY
COMMISSION # 2397097
MY COMMISSION EXPIRES 06/08/2025

STATE OF NEW JERSEY NOTARY PUBLIC

Signature: [signature]

Title: President

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# APW CAPITAL, INC.
# COMPREHENSIVE CAPITAL MANAGEMENT, INC.
# AURORA PRIVATE WEALTH, INC.

## CONSOLIDATING FINANCIAL STATEMENTS
## December 31, 2023

NISIVOCCIA
ASSURANCE · TAX · ADVISORY

Mount Arlington, NJ
Newton, NJ
Bridgewater, NJ
973.298.8500
nisivoccia.com
Independent Member
BKR International

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
APW Capital, Inc., Aurora Private Wealth, Inc. and
Comprehensive Capital Management, Inc.
Rockaway, NJ 07866

**Opinion on the Financial Statement**

We have audited the accompanying consolidating balance sheet of APW Capital, Inc. ("APW Capital") (an S Corporation), Aurora Private Wealth, Inc. ("Aurora Private Wealth") (an S Corporation) and Comprehensive Capital Management, Inc. ("CCM") (a C Corporation) as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the consolidating balance sheet presents fairly, in all material respects, the financial position of APW Capital, Aurora Private Wealth and CCM as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of APW Capital, Aurora Private Wealth and CCM's management. Our responsibility is to express an opinion on APW Capital, Aurora Private Wealth and CCM's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to APW Capital, Aurora Private Wealth and CCM in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Nisivoccia LLP

We have served as APW Capital, Inc. and Comprehensive Capital Management, Inc.'s auditor since 2005.
We have served as Aurora Private Wealth, Inc.'s auditor since 2018.

Mt. Arlington, New Jersey
February 28, 2024

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2023

| | APW CAPITAL | CCM | AURORA PRIVATE WEALTH | ELIMINATIONS | TOTAL |
|---|---|---|---|---|---|
| Assets: | | | | | |
| Current assets: | | | | | |
| Cash and cash equivalents | $ 572,067 | $ 9,424 | $ 75,140 | | $ 656,631 |
| Deposit with clearing broker-dealer | 100,000 | | | | 100,000 |
| Commissions receivable | 647,334 | | | | 647,334 |
| Fees receivable | | 2,806 | 124,139 | | 126,945 |
| Due from affiliate | 321,258 | | 81,861 | $ (403,119) | - |
| Prepaid expenses and other current assets | 42,654 | 2,455 | 12,629 | | 57,738 |
| Due from related party | 4,509 | 28,264 | 14,979 | | 47,752 |
| Total current assets | 1,687,822 | 42,949 | 308,748 | (403,119) | 1,636,400 |
| Property and equipment, net | 1,544 | 24,087 | | | 25,631 |
| Right of use - operating lease | 176,585 | | | | 176,585 |
| Other assets | 23,568 | | | | 23,568 |
| Due from related party, net of current portion | 85,666 | 537,016 | 284,600 | | 907,282 |
| Deferred tax asset, net of valuation allowance | | 28,600 | | | 28,600 |
| Total assets | $ 1,975,185 | $ ,632,652 | $ 593,348 | $ (403,119) | $ 2,798,066 |
| Liabilities and stockholders' equity: | | | | | |
| Current liabilities: | | | | | |
| Accounts payable and accrued expenses | $ 36,050 | $ 66,147 | $ 9,625 | | $ 111,822 |
| Commissions payable | 929,251 | 3,679 | 154,453 | | 1,087,383 |
| Due to affiliate | 38,704 | 334,228 | 189,653 | $ (403,119) | 159,466 |
| Line of credit | | 40,557 | | | 40,557 |
| Note payable to related party | | 2,302 | | | 2,302 |
| Due to clients | | | 5,971 | | 5,971 |
| Operating lease liability | 173,822 | | | | 173,822 |
| Total current liabilities | 1,177,827 | 446,913 | 359,702 | (403,119) | 1,581,323 |
| Note payable to related party, net of current portion | | 43,743 | | | 43,743 |
| Operating lease liability, net of current portion | 75,128 | | | | 75,128 |
| Total liabilities | 1,252,955 | 490,656 | 359,702 | (403,119) | 1,700,194 |
| Stockholders' equity: | | | | | |
| Common stock - No par value, 2,500 shares authorized, 161.91 issued and outstanding | 303,500 | | | | 303,500 |
| Additional paid-in capital | 443,000 | 905,000 | 20,000 | (925,000) | 443,000 |
| Retained earnings (accumulated deficit) | (24,270) | (763,004) | 213,646 | 549,358 | (24,270) |
| Noncontrolling interest | | | | 375,642 | 375,642 |
| Total stockholders' equity | 722,230 | 141,996 | 233,646 | - | 1 097,872 |
| Total liabilities and stockholders' equity | $ 1,975,185 | $ 632,652 | $ ,593,348 | $ (403,119) | $ 2,798,066 |

SEE ACCOMPANYING NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

## Note 1 - Summary of Significant Accounting Policies

### Nature of Business

APW Capital, Inc. ("APW Capital") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). APW Capital operates pursuant to brokerage service agreements with clearing brokers, under which these clearing brokers assume and maintain APW Capital's customer accounts. APW Capital's clients are located throughout the United States. APW Capital's primary operating facilities are located in Rockaway, New Jersey.

Comprehensive Capital Management, Inc. ("CCM") and Aurora Private Wealth, Inc. ("Aurora") are registered investment advisors subject to the regulation of the SEC. CCM and Aurora provide investment management services to clients located throughout the United States. CCM and Aurora operate pursuant to brokerage service agreements with broker-dealers, under which these brokers assume and maintain CCM and Aurora's client accounts.

### Principles of Consolidation

APW Capital, CCM and Aurora have been consolidated under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC Topic), *Consolidation,* that provides guidance in determining when variable interest entities should be consolidated in the financial statements of the primary beneficiary. Accordingly, the accompanying financial statements include the accounts of APW Capital, the primary beneficiary, CCM and Aurora (collectively, the "Companies"). All intercompany transactions have been eliminated in consolidation.

### Revenue Recognition

Commission revenue and related commission expense for APW Capital are recorded on a trade-date basis as securities and other investment transactions occur. APW Capital views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

CCM and Aurora's fee income is derived from investment advisory services under agreements that generally provide for compensation based on various percentages of assets under management. CCM's fees are billed and payable quarterly. Aurora's fees are billed either monthly or quarterly. Fees are fully refundable on a pro-rata basis in the event of early termination and are recognized over the term of the billing period. Other revenue, which includes financial planning and consulting services, is recognized when the services have been provided and are earned.

Note 1 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

During the normal course of business, it is possible trading errors may arise. In the event of a trading error, a receivable and a corresponding payable is presented on the consolidating balance sheet that is due to/due from a clearing company. Any gain or loss is recognized in the consolidating statement of income.

In the following table, revenue is disaggregated by timing of satisfaction of performance obligations for the year ended December 31, 2023:

| | |
|---|---|
| Performance obligations satisfied at a point in time | $ 12,452,985 |
| Performance obligations satisfied over time | 7,058,345 |
| Total | $ 19,511,330 |

Revenue from performance obligations satisfied at a point in time consists of commission revenue, registered rep flat fee income, bundled fee income and other revenue. Revenue from performance obligations satisfied over time consists of advisory fees. The Companies do not have any significant financing components as payment is received at or shortly after the trade date for commission revenue and quarterly or monthly for advisory fees.

Securities Transactions

Proprietary securities transactions in regular-way trades, if any, are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of APW Capital are recorded on a trade date basis. APW Capital, CCM and Aurora do not take possession of customers' securities or commodities.

Use of Estimates / Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities, revenue and expenses and changes therein, and disclosures of contingent assets and liabilities and accompanying notes. It is reasonably possible that the Companies' estimates may change in the near term.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Companies consider all short-term investments with an original maturity of three months or less to be cash equivalents. Included in these amounts at December 31, 2023 are $137,252, $3,221 and $9,039 of funds held by clearing broker-dealers on behalf of APW Capital, CCM and Aurora, respectively. These amounts result from the broker-dealer's collection of customer fees and commissions for each Company's account.

Note 1 - Summary of Significant Accounting Policies (continued)

Commissions/Fees Receivable

Commissions receivable represents unsecured amounts due from clearing brokers. Management periodically assesses the collectability of the amounts and has determined a corresponding allowance for uncollectible amounts is not required at this time. Interest and finance charges are not accrued on open balances.

The Companies are engaged in various trading, brokerage and financial planning activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Companies may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Companies' policy to review, as necessary, the credit standing of each counterparty.

Allowance for Credit Losses

In June 2016, the FASB issued guidance FASB ASC 326 which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the company that are subject to the guidance in FASB ASC 326 were commissions and fees receivable.

The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures only.

Concentrations of Credit Risk

The Companies maintain their cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Companies have not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk related to cash.

Noncontrolling Interest

The Companies account for noncontrolling interest under FASB ASC, *Consolidation*, which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidating financial statements. This guidance also requires presentation on the face of the consolidating statement of income of the amounts of consolidated net income (loss) attributable to the Company and to the noncontrolling interest, resulting in an increase (decrease) to consolidated net income (loss).

Note 1 - Summary of Significant Accounting Policies (continued)

Variable Interest Entities ("VIE")

In October 2018, the FASB issued ASU 2018-17, *Consolidation* (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. ASU 2018-17 supersedes the private company alternative for common control leasing arrangements issued in 2014 and expands it to all qualifying common control arrangements. Under the new standard, a private company could make an election to not apply VIE guidance to legal entities under common control when certain criteria are met.

In January 2021, the Company elected to not apply the VIE consolidation model to its qualifying common control arrangements and instead discloses the common control arrangement as required by the accounting alternative, see Note 6.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized whereas, maintenance, minor repairs and replacements, which do not improve or extend the lives of the respective assets, are expensed as incurred. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets.

The Companies review the recoverability of its long-lived assets on a periodic basis in order to identify events or changes in circumstances, which may indicate a possible impairment in accordance with the provisions of FASB ASC, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The assessment for potential impairment is based primarily on the Companies' ability to recover the unamortized balance of its long-lived assets from expected future cash flows from operations on an undiscounted basis. The Companies believe that no such events or changes have occurred.

Income Taxes

The Companies recognize the amount of taxes payable or refundable for the year. Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized.

The Companies are subject to the provisions of FASB ASC, *Income Taxes.* The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Note 1 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that they will realize the benefits of these deductible differences, net of the existing valuation allowances.

The Companies recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes on continuing operations in the consolidating statement of income.

APW Capital and Aurora have elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the applicable federal and State of New Jersey tax laws.

The stockholders include their allocable share of taxable income or loss on their individual federal and state income tax returns. The Companies are subject to regular audit by tax authorities. The Companies believe that they have appropriate support for the positions taken on its tax returns. Management believes that the pass-through status would be sustained upon examination.

Effective for tax years beginning on or after January 1, 2020, the state of New Jersey implemented the Business Alternative Income Tax (BAIT). The New Jersey BAIT gives eligible pass-through entities the option to elect paying tax at the entity level on New Jersey sourced business income.

Deferred income taxes are recognized by CCM on temporary differences in the amount of assets and liabilities for income tax and financial reporting purposes. The principal sources of the differences are different methods of recognizing depreciation and amortization for financial accounting and income tax purposes. Deferred income taxes are classified as non-current. Management provides for a valuation allowance based on its evaluation of the realization of such deferred tax benefits. The allowance is periodically adjusted for changes in managements' estimates of the ultimate realization of these benefits.

The Companies file income tax returns in the United States federal and New Jersey, California and Delaware state jurisdictions. The Companies are subject to income tax examinations for returns within the statutory periods established by the respective jurisdictions.

Commissions Expense/Payable

Commissions and related clearing expenses for APW Capital are recorded on a trade date basis as securities transactions occur. Commission expenses for fees produced by registered representatives of CCM and Aurora are recorded as prepaid and recognized as commission expense once earned. Commissions payable represents amounts due to representatives for commissions earned in the prior month.

Note 1 - Summary of Significant Accounting Policies (continued)

Risk Management

CCM and Aurora do not guarantee their clients a profit on funds managed. The client signs a management account agreement indicating whether they decide to use risk reduction, tactical asset allocation, or timing services offered by CCM and Aurora. The agreement also indicates that client's funds will fluctuate with market forces.

Leases

The Company records leases in accordance with Leases (Topic 842). At lease commencement, the Companies recorded a lease liability and corresponding right of use ("ROU") asset. Lease liabilities represent the present value of future lease payments over the expected lease term. The Companies have elected to include lease and non-lease components in determining the lease liability for all leased assets. Non-lease components are generally services that the lessor performs for the Company associated with the leased asset. The discount rates related to the Companies' lease liabilities are generally based on estimates of the Companies' incremental borrowing rate, (5.0% at December 31, 2023), as the discount rates implicit in the Companies' leases cannot be readily determined. ROU assets represent the right to control the use of the leased asset during the lease and are recognized in an amount equal to the lease liability. Over the lease term the Companies use the effective interest rate method to account for the lease liability as lease payments are made and the ROU asset is amortized to earnings in a manner that results in a straight-line expense recognition in the consolidating statement of income. A ROU asset and lease liability is not recognized for leases with an initial term of 12 months or less and the Companies recognize lease expense for these leases on a straight-line basis over the lease term. The companies test ROU assets at least annually for impairment or whenever events or changes in circumstances indicate that the asset may be impaired.

Advertising Costs

Advertising costs are charged to promotion, recruiting and marketing expense as incurred. Advertising costs charged to promotion, recruiting and marketing expense for APW Capital, CCM and Aurora for the year ended December 31, 2023 were $34,063, $1,539 and $1,682, respectively.

Subsequent Events

Management has reviewed subsequent events and transactions that occurred after December 31, 2023 through the date of the independent auditors' report and the date the consolidating financial statements were issued, February 28, 2024. The consolidating financial statements include all events or transactions, including estimates, required to be recognized in accordance with generally accepted accounting principles. Management has determined that there are no nonrecognized subsequent events that require additional disclosure.

Note 2 - Property and Equipment

Property and equipment as of December 31, 2023 consists of the following:

| | Estimated Useful Life | APW Capital | CCM |
|---|---|---|---|
| Property and equipment | 5 yrs | $ 7,200 | $ 164,700 |
| Less: Accumulated depreciation | | (5,656) | (140,613) |
| | | $ 1,544 | $ 24,087 |

Depreciation expense for APW Capital and CCM for the year ended December 31, 2023 was $1,028 and $23,114, respectively.

Note 3 - Net Capital Requirements

APW Capital is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1. At December 31, 2023, APW Capital had net capital of $189,791 which was $118,033 in excess of its required net capital of $71,758. APW Capital's ratio of aggregate indebtedness to net capital at December 31, 2023 was 5.67 to 1, which is less than the maximum allowable ratio of 15.00 to 1.

Note 4 – Leases

Finance Lease

During 2018, CCM entered into a finance lease for computer equipment which expired in September 2023. The following is a summary of equipment held under finance lease as of December 31, 2023.

| | |
|---|---|
| Equipment | $ 17,060 |
| Less: Accumulated amortization | (17,060) |
| | $ - |

Included in depreciation and amortization expense on the consolidating statement of income is amortization of finance lease of $1,706 for the year ended December 31, 2023.

Note 4 – Leases (continued)

Operating Lease

At December 31, 2023, APW Capital is obligated under an operating lease for office space which expires on May 16, 2025. The minimum monthly rent requirement for the office space is $15,151. APW Capital is also liable for its proportionate share of increases in operating costs and real estate taxes related to the office space. The discount rate related to the Company's lease liabilities as of December 31, 2023 was 5.0%.

| | |
|---|---|
| Other Information | |
| Cash paid for amounts included in the measurement of lease liabilities | |
| Operating cash flows from operating leases | $ 92,312 |
| Weighted-average remaining lease term in years for operating leases | 1.42 |
| Weighted-average discount rate for operating leases | 5.00% |

Future minimum annual lease payments are as follows:

| Year Ending December 31, | |
|---|---|
| 2024 | $ 181,571 |
| 2025 | 75,754 |
| | $ 257,325 |

Note 5 - Line of Credit

APW Capital has an available line of credit from which it can borrow a maximum amount of $100,000. There was no outstanding balance as of December 31, 2023 on the line of credit. Interest accrues at 8.75% per annum. The line is secured by the Company's personal property and renews every October.

CCM has an available line of credit with a maximum amount of $50,000. The outstanding balance as of December 31, 2023 was $40,557 and is due on demand. Interest accrues at the prime rate, plus 2% (10.50% at December 31, 2023). The line is unsecured and renews every January. Interest expense related to this line of credit was $4,607 for the year ended December 31, 2023.

Note 6 - Related Party Transactions

Obligations to and from affiliates result from cash advances, which are non-interest bearing and due on demand. APW Capital provides back office services to an affiliate. At December 31, 2023, APW Capital, CCM and Aurora had obligations due to an affiliate of $38,704, $120,106 and $656, respectively, totaling $159,466.

Note 6 - Related Party Transactions (continued)

During the year ended December 31, 2023, APW Capital advanced its majority stockholder $335,937. After repayments of $660,000 the outstanding balance due from stockholder of APW Capital as of December 31, 2023 was $90,175 including accrued interest of $7,501. These advances are interest bearing at federal applicable rates (4.71% at December 31, 2023), unsecured and require payments of 5% of the outstanding balance per year, with the remaining outstanding balance due no later than December 31, 2024.

CCM had an outstanding balance due from stockholder as of December 31, 2023 of $565,280, which included repayments of $12,000 and accrued interest of $122,852. Aurora also had an outstanding balance due from stockholder as of December 31, 2023 of $299,579 which included advances during 2023 totaling $18,500 and accrued interest of $8,755. These advances are interest bearing at federal applicable rates (4.71% at December 31, 2023), unsecured and require payments of 5% of the outstanding balance per year, with the remaining outstanding balance due no later than December 31, 2024.

Note payable to related party, as amended in November 2015, accrues interest at 4.5%. At December 31, 2023, the note had an outstanding balance of $46,045. Quarterly principal and interest payments began on April 1, 2016 in the amount of $765. After twenty quarterly payments have been made, the remaining principal is due in a balloon payment. In the event any shares of stock in the Company are sold or a sale transaction is imminent, the balloon payment is deferred to the sale date and the remaining principal balance shall be paid off in proportion to the purchase proceeds received by the Company or stockholders of the Company. The note is unsecured.

Future minimum principal payments due under the note are as follows:

| Year Ending December 31, | |
|---|---|
| 2024 | $ 2,302 |
| 2025 | 3,207 |
| 2026 | 40,536 |
| | $ 46,045 |

Note 7 – Income Tax

The provision (benefit) for income taxes for the year ended December 31, 2023 in the consolidating statement of income is as follows:

| | APW Capital | CCM | Aurora | Total |
|---|---|---|---|---|
| Current: | | | | |
| State | $ (17,002) | $ 2,156 | $ 2,914 | $ (11,932) |
| Deferred: | | | | |
| Federal | | (5,290) | | (5,290) |
| State | | (2,210) | | (2,210) |
| | $ (17,002) | $ (5,344) | $ 2,914 | $ (19,432) |

Note 7 – Income Tax (continued)

Deferred taxes for CCM as of December 31, 2023 consist of:

| | Federal | State | Total |
|---|---|---|---|
| Deferred tax asset (long-term) | $ 127,400 | $ 55,400 | $ 182,800 |
| Deferred tax liability (long-term) | (11,970) | (5,130) | (17,100) |
| Valuation allowance | (95,550) | (41,550) | (137,100) |
| Net deferred tax asset (long-term) | $ 19,880 | $ 8,720 | $ 28,600 |

CCM believes a valuation allowance of approximately 75% and 0% of deferred tax assets for NOLs and deferred tax liability for depreciation and amortization, respectively, are appropriate for the year ended December 31, 2023. The change in the valuation allowance for the year ended December 31, 2023 was an increase of $14,400. CCM has recorded a tax asset and liability for the year ended December 31, 2023 of $182,800 and $17,100, respectively. CCM has net operating loss carry-forwards for federal and state taxes of approximately $607,000 and $617,000, respectively. Federal and State net operating losses are set to expire in 2034.

Note 8 - Profit Sharing Plan

APW Capital sponsors a 401(k) profit-sharing plan that covers all employees who meet certain eligibility requirements. APW Capital may, at its discretion, contribute to the plan. Discretionary matching contributions totaling $1,059 were made for 2023.

Note 9 - Receivables from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2023 include deposits with clearing broker-dealers of $100,000 and commissions receivable of $647,334. APW Capital clears its customer transactions as an introducing broker through other broker-dealers on a fully disclosed basis.

Note 10 – Indemnifications

In the normal course of its business, the Companies indemnify and guarantee certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Companies or its affiliates. The Companies also indemnify some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Companies could be required to make under these indemnifications cannot be estimated. However, the Companies believe that it is unlikely they will have to make material payments under these arrangements and have not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 10 – Indemnifications (continued)

The Companies provide representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Companies may also provide standard indemnification to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Companies could be required to make under these indemnifications cannot be estimated. However, the Companies believe that it is unlikely they will have to make material payments under these arrangements and have not recorded any contingent liability in the consolidating financial statements for these indemnifications.

Note 11 – Contingencies and Commitments

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. The Companies' policy is to evaluate each lawsuit in accordance with Rule 15c3-1(c)(2), which requires the Companies to obtain an opinion from outside counsel regarding the potential material impact on the Companies' net capital and effect of such a suit on the Companies' financial condition.

During 2023 the Company received notification of a FINRA arbitration proceeding. Given the nature of the issues presented and the general uncertainties involved, management is unable to provide the probability and/or range of potential loss to the Company. However, the Company intends to defend its case vigorously. As such, no amounts have been accrued as of December 31, 2023.

The Companies are subject to routine examinations by the Security and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). During 2023, APW Capital received notification from the SEC that it will be conducting an examination pursuant to Section 17(a) and (b) of the Securities Exchange Act of 1934. The examination is in the preliminary stages and APW Capital is providing the examinators requested information.